March 10, 2020

The Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Daniel Morris and/or

      Erin Jaskot, Branch Chief

Re:  Galaxy Next Generation, Inc.

        Registrant Statement on Form S-1

        Filed January 13, 2020

        File No. 333-235905

Dear Mr. Morris and Ms. Jaskot,

Thank you for your March 2, 2020 letter (“Comment Letter”) containing the comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) relating to the Registration Statement on Form S-1 (the “Form S-1”) for Galaxy Next Generation, Inc. (“Galaxy”), which was filed on January 13, 2020. The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter. Your comment is set forth in bold, followed by Galaxy’s response to such comment.

1. We note your response to prior comment 1. However, we continue to believe that the three-month period ending June 30, 2018 does not meet the definition of a one-year period under Rule 3-06 of Reg. S-X. To satisfy your obligation under Rule 8-02 of Reg. S-X to file financial statements for two fiscal years, please amend this filing to include audited financial statements for the year ended March 31, 2018 or tell us why you are not required to do so.

Galaxy will file an amendment to the June 30, 2019 Form 10-K and incorporate the results of its operations, statement of changes in stockholders’ equity (deficit) and cash flows for the year ended March 31, 2018.  The Form S-1 will also be amended to incorporate the amendment to the Form 10-K.

Please contact the undersigned at (706) 391-5030 if you have any questions regarding the foregoing.

Respectfully,

/s/ Magen McGahee

Chief Financial Officer

Galaxy Next Generation, Inc.